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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17f-1                              -----------------------------------
                                                                                    OMB APPROVAL
              Certificate of Accounting of Securities and Similar           -----------------------------------
                 Investments of a Management Investment Company                OMB Number:       3235-0359
                          in the Custody of Members of                         Expires:      July 31, 1991
                          National Securities Exchanges                        Estimated average burden
                                                                               hours per response . . . .0.05
                   Pursuant to Rule 17f-1 [17 CFR 270.17f-1]
                                                                             ----------------------------------

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
1. Investment Company Act File Number:                                 Date examination completed:

801 - 811-1920                                                                 November 30, 1999

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2. State identification Number:

   --------------------------------------------------------------------------------------------------------------
     AL               AK               AZ               AR               CA                CO
   --------------------------------------------------------------------------------------------------------------
     CT               DE               DC               FL               GA                HI
   --------------------------------------------------------------------------------------------------------------
     ID               IL               IN               IA               KS                KY
   --------------------------------------------------------------------------------------------------------------
     LA               ME               MD               MA               MI                MN
   --------------------------------------------------------------------------------------------------------------
     MS               MO               MT               NE               NV                NH
   --------------------------------------------------------------------------------------------------------------
     NJ               NM               NY  108960       NC               ND                OH
   --------------------------------------------------------------------------------------------------------------
     OK               OR               PA               RI               SC                SD
   --------------------------------------------------------------------------------------------------------------
     TN               TX               UT               VT               VA                WA
   --------------------------------------------------------------------------------------------------------------
     WV               WI               WY               PUERTO RICO
   --------------------------------------------------------------------------------------------------------------
     Other (specify):
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3. Exact name of investment company as specified in registration statement:

      Stralem Fund
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4. Name under which business is conducted, if different from above:

      N/A
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5. Address of principal place of business (number, street, city, state, zip code):

      405 Park Avenue, New York, NY  10022
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INSTRUCTIONS

This Form must be completed by investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of a company that is a member of a national securities exchange.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth
      A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C., 20549 and Gary Waxman, Clearance Officer.

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[LETTERHEAD]

INDEPENDENT AUDITORS' REPORT

To the Trustees
Stralem Fund
       and
The Securities Exchange Commission


We have examined management's assertion about Stralem Fund (the "Company's") compliance with the requirements of Subsection (b)(1) and (b)(6) of rule 17f-1 under the Investment Company Act of 1940 (the "Act") as of November 30, 1999 and during the period June 30, 1999 (the date of our last report) through November 30, 1999, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Act. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 1999 and with respect to agreement of security purchases and sales, for the period June 30, 1999 (the date of our last examination) through November 30, 1999.

- Confirmation of all securities with the custodian broker, Schroders, without prior notice to management.

- Reconciliation of all such securities to the books and records of the Company and the Custodian.

- Agreement of five security purchases and five security sales or maturities since our last report from the books and records of the Company to the broker confirmation.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that the Company was in compliance with the requirements of Subsection (b)(1) and (b)(6) of Rule 17f-1 of the Act of 1940 as of November 30, 1999 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Company and the Securities Exchange Commission and should not be used for any other purpose.



/s/ Richard A. Eisner & Company, LLP

New York, New York
January 26, 2000
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STRALEM FUND


                                        405 PARK AVENUE, NEW YORK, NY 10022-4405
                                                  TEL: (212)888-8123
                                                  FAX: (212)888-8152



                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


     We, as members of management of Stralem Fund (The "Company"), are responsible for complying with the requirements of subsection (b) of Rule 17f-1 "Custody of Securities with Members of National Securities Exchanges" of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsection (b) of Rule 17f-1 as of November 30, 1999. Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) of Rule 17f-1 of the Investment Company Act of 1940 as of November 30, 1999, and from July 1, 1999 through November 30, 1999, with respect to securities reflected in the investment account of the Company.

Stralem Fund

By:  /s/ Hirschel B. Abelson
     -----------------------------
     Hirschel B. Abelson, Treasurer